FILE No. 823437

Corficolombiana

RECEIVED

2009 MAR 12 P 2:14

Cali, March 06, 2009

09045576

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street S.W.
Washington, D.C. 20549
Attn: Anne Marie Tierney, Esq.

PROCESSED
MAR 26 2009
THOMSON REUTERS

SUPPL

Re.: Submission of Documents pursuant Corporación Financiera Colombiana S.A.´s (the Company) Ongoing Reporting Requirements Under Rule 12g3-2 (b)

Dear Ms. Tierney:

Enclosed are the documents listed below, with their respective English summaries, where applicable, that we are submitting pursuant to our ongoing reporting requirements under rule 12g3-2 (b).

1. Issuer´s Legal Status
   The Shareholders´ General Assembly of Corficolombiana S.A. appointed the firm Laguado Giraldo Ltda as the Customer Defensor Office for the 2009-2011 period.

2. Authorized Capital Increase
   On March 3, the Shareholders´ General Assembly approved a capital increase of Col.Ps1.815MM and authorized the formalization of the respectivey by-laws amendment.

3. Profit or Loss Project approved by the Assembly
   Please find attached the profit distribution project approved by the Shareholders´ General Assembly on March 3, 2009. The shareholders that have elected for the payment of dividends in shares shall accept so in written form under the conditions therein provided.

DIRECCION GENERAL
Carrera 13 No. 26-45 Pisos 3,7 y 8 Bogotá D.C. Conmutador 2863300 – Fax 2860163 A.A. 11843
Calle 10 No. 4-47 Piso 23 Cali Conmutador 8982222 – Fax 8890165
www.corficolombiana.com

Corficolombiana

4. Changing of the Board of Directors
On March 3, 2009 the Shareholders General Assembly re-elected all the principal members and alternate members of the Board of Directors for the 2009-2010 period.

5. Changing of the Statutory Auditor
On March 3, 2009, the Shareholders General Assembly re-elected the firm Delitte & Touche as CFC´s Statutory Auditor for the 2009-2010 period

6. Issuer´s Legal Status
On March 3, 2009, the Shareholders General Assembly approved the individual and consolidated financial statements as of December 31, 2008, with their respective notes and the management report.

Finally please acknowledge receipt to this letter and it's enclosures by stamping the eclos-ed copy and returning if our messenger.

Very Truly yours,

Amalia Correa Young
Vicepresident

DIRECCION GENERAL
Carrera 13 No. 26-45 Pisos 3,7 y 8 Bogotá D.C. Conmutador 2863300 – Fax 2860163 A.A. 11843
Calle 10 No. 4-47 Piso 23 Cali Conmutador 8982222 – Fax 8890165
www.corficolombiana.com

FILE No. 823437

Corficolombiana

RECEIVED

2009 MAR 12 P 2:14

Cali, March 06, 2009

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street S.W.
Washington, D.C. 20549
Attn: Anne Marie Tierney, Esq.

Re.: Submission of Documents pursuant Corporación Financiera Colombiana S.A.'s (the Company) Ongoing Reporting Requirements Under Rule 12g3-2 (b)

Dear Ms. Tierney:

Enclosed are the documents listed below, with their respective English summaries, where applicable, that we are submitting pursuant to our ongoing reporting requirements under rule 12g3-2 (b).

1. Issuer's Legal Status
   The Shareholders' General Assembly of Corficolombiana S.A. appointed the firm Laguado Giraldo Ltda as the Customer Defensor Office for the 2009-2011 period.

2. Authorized Capital Increase
   On March 3, the Shareholders' General Assembly approved a capital increase of Col.Ps1.815MM and authorized the formalization of the respectivey by-laws amendment.

3. Profit or Loss Project approved by the Assembly
   Please find attached the profit distribution project approved by the Shareholders' General Assembly on March 3, 2009. The shareholders that have elected for the payment of dividends in shares shall accept so in written form under the conditions therein provided.

Corficolombiana

4. Changing of the Board of Directors
   On March 3, 2009 the Shareholders General Assembly re-elected all the principal members and alternate members of the Board of Directors for the 2009-2010 period.

5. Changing of the Statutory Auditor
   On March 3, 2009, the Shareholders General Assembly re-elected the firm Delitte & Touche as CFC´s Statutory Auditor for the 2009-2010 period

6. Issuer´s Legal Status
   On March 3, 2009, the Shareholders General Assembly approved the individual and consolidated financial statements as of December 31, 2008, with their respective notes and the management report.

Finally please acknowledge receipt to this letter and it's enclosures by stamping the eclos-ed copy and returning if our messenger.

Very Truly yours,

Amalia Correa Young
Vicepresident

DIRECCION GENERAL
Carrera 13 No. 26-45 Pisos 3,7 y 8 Bogotá D.C. Conmutador 2863300 – Fax 2860163 A.A. 11843
Calle 10 No. 4-47 Piso 23 Cali Conmutador 8982222 – Fax 8890165
www.corficolombiana.com

FILE No. 823437

Corficolombiana

RECEIVED
2009 MAR 12 P 2:14

RIDER 3

Profit or Loss Project approved by the Assembly

Please find attached the profit distribution project approved by the Shareholders' General Assembly on March 3, 2009. The shareholders that have elected for the payment of dividends in shares shall accept so in written form under the conditions therein provided.

DIRECCION GENERAL
Carrera 13 No. 26-45 Pisos 3,7 y 8 Bogotá D.C. Conmutador 2863300 – Fax 2860163 A.A. 11843
Calle 10 No. 4-47 Piso 23 Cali Conmutador 8982222 – Fax 8890165
www.corficolombiana.com

CORPORACION FINANCIERA COLOMBIANA S.A.
PROFIT DISTRIBUTION PROJECT
December 31, 2008

Profit before tax		$ 130.598.985.631.65
Less: tax provisions		$ 3.132.912.000.00
Profit after tax		$ 127.466.073.631.65
To release reserve for future distributions (Taxable) :		$ 133.449.311.316.53
Profit at the disposal of the Assembly :		$ 260.915.384.948.19
Reserve on investment valuation Dec 2336 /95	$ 156.834.559.00	
Reserve for future distributions	$ 150.759.032.862.35	
Dividend in cash of Col.Ps 528 per share over 159.420.858 common shares and 10.741.134 subscribed and paid in preferred shares as of December 31, 2008. This dividend shall be paid in six monthly allotments within the first five days of each month, starting from April, 2009.	$ 89.845.531.776.00	
Dividend in shares of Col.Ps. 118.44 per share over the 159.420.858 common shares and Col.Ps 118.44 per share over the 10.741.134 subscribed and paid in preferred shares as of December 31, 2008. This dividend shall be paid in shares at a rate of 1 share per each 110.581901199 common shares and 1 non-voting preferred dividend share per each 110.581901199 subscribed and paid-in preferred shares as of December 31, 2008. Shares shall be paid on April 1, 2009 to whoever holds the title of shareholder upon the time of making such payment according to the regulation in force. For this purpose, a total of 1.538.787 new shares shall be issued, 1.441.654 common shares and 97.133 preferred shares. The unit value of the shares to be submitted shall be the weighted average price of the common shares traded at the stock market from the 19th to the 23rd of January 2009, Col.Ps 13.097.32 (1) , of which Col.Ps 10 shall be accounted for in the capital account and Col.Ps 13.087.32 shall be accounted for on the legal reserve as a premium in the placement of shares.	$ 20.153.985.750.84	
EQUAL AMOUNTS	**$ 260.915.384.948.19**	**$ 260.915.384.948.19**

(1) The average price per share is based on INFOVAL's report

NOTE: With respect to the dividend to be paid in shares, the shareholders must agree on the payment in shares. Any shareholder electing the payment of this portion of the dividend in shares (NO TAXABLE) shall send a notice to the entity's General Secretary's office no later than March 16, 2009, until 5:00 p.m. to Carrera 13 No. 26-45, piso 8, General Secretary's office in the city of Bogota, along with the RUT and a statement indicating whether he is a tax reporter. In case the shareholder remains silent, this portion of the dividend will be paid in cash (TAXABLE).

Any shareholder electing for the payment of the dividend in shares, has to take into account that any fraction of the shares will be paid in cash (TAXABLE) and charged to the reserve account for future distributions. The shares distributed as a result of the profit distribution shall not have the right to receive payment of any dividend in cash over the profits of the July-December 2008 period.

Any shareholder being an entity under the supervision of Superintendencia Financiera, that by reason of the payment of the dividends in shares increases its shareholding in CFC's subscribed and paid in capital may accept the payment in shares understanding that the receipt of shares that exceed its current shareholding shall be subject to previous authorization by Superintendencia Financiera which shall be requested and obtained by each shareholder.

CORPORACIÓN FINANCIERA COLOMBIANA S.A.
PROYECTO DE DISTRIBUCIÓN DE UTILIDADES
DICIEMBRE 31 DE 2008

Utilidad antes de impuestos			$	130.598.985.631,65
Menos: provisión de impuestos			$	3.132.912.000,00
Utilidad del ejercicio después de impuestos:			$	127.466.073.631,65
Liberar reserva futuros repartos (Gravable) :			$	133.449.311.316,54
Utilidad a disposición de la Asamblea :			$	260.915.384.948,19
Reserva sobre valoración de inversiones Dec 2336 /95	$	156.834.559,00		
Reserva para futuros repartos	$	150.759.032.862,35		
Dividendo en efectivo de $528 por acción sobre las 159.420.858 acciones ordinarias y las 10.741.134 acciones preferenciales suscritas y pagadas a diciembre 31 de 2008. Este dividendo se cancelará en seis cuotas mensuales, dentro de los cinco primeros días de cada mes a partir de abril de 2009.		$89.845.531.776,00		
Dividendo en acciones de $118.44 por cada acción sobre las 159.420.858 acciones ordinarias y $118.44 por cada acción sobre las 10.741.134 acciones preferenciales suscritas y pagadas a diciembre 31 de 2008. Este dividendo se pagará en acciones, a razón de 1 acción por cada 110.581901199 acciones ordinarias y 1 acción con dividendo preferencial y sin derecho a voto por cada 110.581901199 acciones preferenciales, suscritas y pagadas a 31 de diciembre de 2008. El pago de las acciones se hará el día 1° de abril de 2009 a quien tenga la calidad de accionista al tiempo de hacerse exigible el pago de conformidad con la regulación vigente. Para tal fin se emitirá un total de 1.538.787 nuevas acciones, 1.441.654 acciones ordinarias y 97.133 acciones preferenciales. El valor unitario de las acciones que serán entregadas corresponderá al precio promedio ponderado de las acciones ordinarias negociadas en bolsa en la semana del 19 al 23 de enero de 2009, $13.097,32 (1), de los cuales $10 serán contabilizados en la cuenta de capital y $13.087,32 en la cuenta de reserva legal por prima en colocación de acciones.	$	20.153.985.750,84		
SUMAS IGUALES	**$**	**260.915.384.948,19**	**$**	**260.915.384.948,19**

(1) El precio promedio diario de la acción se tomó del reporte de INFOVAL

NOTA: Sobre el dividendo a repartir en acciones, los accionistas deberán aceptar que el pago se haga en acciones. Los accionistas que opten por el pago de esta parte del dividendo en acciones (NO GRAVABLE), deberán informarlo mediante comunicación escrita que deberá ser entregada en la carrera 13 No. 26-45 piso 8 de la ciudad de Bogotá, oficinas de la Secretaría General de la entidad, a más tardar el 16 de marzo de 2009, hasta las 5:00 p.m, junto con el RUT y la manifestación de tener o no la calidad de declarante de renta. Si el accionista guarda silencio se le pagará esta parte del dividendo en efectivo (GRAVABLE).

Los accionistas que opten por el pago del dividendo en acciones, deben tener en cuenta que las fracciones de acciones se pagarán en efectivo (GRAVABLE) con cargo a la reserva para futuros repartos. Las acciones nuevas entregadas como producto de la distribución de utilidades, no tendrán derecho al pago del dividendo en efectivo sobre las utilidades del ejercicio julio-diciembre de 2008.

Los accionistas que tengan la condición de entidades vigiladas por la Superintendencia Financiera podrán aceptar el pago en acciones, en el entendido que el recibo de las acciones que puedan llegar a incrementar su participación actual en el capital suscrito y pagado de la Corporación estará condicionado a la autorización de la entidad de vigilancia, que será gestionada y obtenida por cada accionista, cuando de acuerdo con las disposiciones legales vigentes dicha autorización se requiera.

Corficolombiana

RIDER 4

Changing of the Board of Directors

On March 3, 2009 the Shareholders General Assembly re-elected all the principal members and alternate members of the Board of Directors for the 2009-2010 period.

DIRECCION GENERAL
Carrera 13 No. 26-45 Pisos 3,7 y 8 Bogotá D.C. Conmutador 2863300 – Fax 2860163 A.A. 11843
Calle 10 No. 4-47 Piso 23 Cali Conmutador 8982222 – Fax 8890165
www.corficolombiana.com

BOARD OF DIRECTORS

PRINCIPAL MEMBERS	ALTERNATE MEMBERS
LUIS CARLOS SARMIENTO GUTIERREZ	JOSE FERNANDO ISAZA DELGADO
CARLOS ARCESIO PAZ BAUTISTA	JORGE IVAN VILLEGAS MONTOYA
ALEJANDRO FIGUEROA JARAMILLO	JUAN MARIA ROBLEDO URIBE
EFRAIN OTERO ALVAREZ	GERARDO SILVA CASTRO
HERNAN RINCON GOMEZ	ALVARO VELASQUEZ COCK
GUILLERMO FERNANDEZ DE SOTO *	SANTIAGO MADRIÑAN DE LA TORRE *
JOSE LEIBOVICH GOLDENBERG *	RODRIGO LLORENTE MARTINEZ *

* INDEPENDENT MEMBERS

JUNTA DIRECTIVA

MIEMBROS PRINCIPALES	MIEMBROS SUPLENTES
LUIS CARLOS SARMIENTO GUTIERREZ	JOSE FERNANDO ISAZA DELGADO
CARLOS ARCESIO PAZ BAUTISTA	JORGE IVAN VILLEGAS MONTOYA
ALEJANDRO FIGUEROA JARAMILLO	JUAN MARIA ROBLEDO URIBE
EFRAIN OTERO ALVAREZ	GERARDO SILVA CASTRO
HERNAN RINCON GOMEZ	ALVARO VELASQUEZ COCK
GUILLERMO FERNANDEZ DE SOTO *	SANTIAGO MADRIÑAN DE LA TORRE *
JOSE LEIBOVICH GOLDENBERG *	RODRIGO LLORENTE MARTINEZ *

* MIEMBROS INDEPENDIENTES

END